TRADE INFORMATICS LLC

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1

DECEMBER 31, 2016

Credit Factors			
Capital			$ 10,060,884
Subordinated liabilities			600,000
Total credit factors			10,660,884
Debit Factors			
Accounts receivable			312,183
Fixed assets/Intangibles & Goodwill (Net)			8,255,077
Other assets			184,948
Haircuts			-
Total debit factors			8,752,208
Net Capital			1,908,676
Less: Minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $250,000			250,000
Remainder: Capital in excess of all requirements			$ 1,658,676
Capital ratio (maximum allowance 1500%)			
(*)Aggregate indebtedness	1,920,739	= 101%	
Divided by: Net capital	1,908,676		
(*)Aggregate indebtedness:			
Accounts payable and accrued expenses & other liabilities			$ 1,920,739

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2016

The accompanying notes are an integral part of this statement.